Exhibit 99.2

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
Toronto Stock Exchange

Re:	Dominion Diamond Corporation (the “Company”)
Report of Voting Results under NI51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Friday, July 19, 2013. At the Meeting, the Shareholders were asked to consider certain annual and special meeting matters outlined in the Notice of Annual and Special Meeting and Management Proxy Circular dated June 3, 2013 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

CIBC Mellon Trust Company (“CIBC”) provided the Company with the Final Proxy Tabulation Report representing proxies received by CIBC in accordance with the Proxy Circular on the close of Business on July 17, 2013. The Final Proxy Tabulation Report showed that 76.90% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Graham G. Clow	64,585,358	98.82	773,334	1.18
Robert A. Gannicott	64,042,991	97.99	1,315,701	2.01
Noel Harwerth	64,502,201	98.69	856,491	1.31
Daniel Jarvis	64,487,511	98.67	871,181	1.33
Chuck Strahl	64,514,408	98.71	844,284	1.29
Tom Kenny	64,612,841	98.86	745,851	1.14
Manuel Lino Silva de Sousa-Oliveira	64,610,647	98.86	748,045	1.14

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As a result of the foregoing, a vote by way of a show of hands was held at the Meeting, and each of the above-noted seven nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.	Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

3.	Amended and Restated 2010 Restricted Share Unit Plan

By a resolution passed by a vote of the Shareholders held by way of a show of hands, the 2010 Amended and Restated Restricted Share Unit Plan (the “Plan”), and the reservation of 600,000 Common Shares of the Corporation for issuance under the Plan, were approved. The Final Proxy Tabulation Report showed that 76.90% of the issued and shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
63,343,798	96.92	2,014,894	3.08

DATED this 22nd day of July, 2013.

DOMINION DIAMOND CORPORATION

Lyle R. Hepburn, Corporate Secretary

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